UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broadcast International, Inc.
(Name of Issuer)
Common Stock, par value $.05
(Title of Class of Securities)
11131M100
(CUSIP Number)
December 23, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Sweden

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS Castlerigg GS Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,578,280

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,578,280

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:
Broadcast International, Inc. (“Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
7050 Union Park Ave., #600
Salt Lake City, Utah 84047

ITEM 2(a).	NAME OF PERSON FILING:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
•	Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”),

•	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

•	Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”),

•	Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”),

•	Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company (“GS Holdings”),

•	Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”), and

•	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business address for each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, GS Holding, SAMC , Sandell and Castlerigg Offshore Holdings is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).	CITIZENSHIP:
Each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is a company formed under the laws of the British Virgin Islands.
Each of SAMC and Castlerigg Offshore Holdings is a Cayman Islands exempted company.
Sandell is a citizen of Sweden.
GS Holdings is a Cayman Islands exempted company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $.05 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:
11131M100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify type of institution: _____.

ITEM 4.	OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of the date of this filing, due to the Ownership Limitation (as defined below), each of the Reporting Persons may be deemed the beneficial owner of 7,578,280 shares of Common Stock through securities held by Castlerigg Master Investments. The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. SAMC is the investment manager of Castlerigg Master Investments. Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. Castlerigg International is the controlling shareholder of Castlerigg Holdings and GS Holdings. Casterlingg Holdings and GS Holdings are the beneficial owners of Castlerigg Offshore Holdings. Castlerigg Offshore Holdings is the controlling shareholder of Castlerigg Master Investments. Each of SAMC, Sandell, Castlerigg International, Castlerigg Holdings, GS Holdings, and Castlerigg Offshore Holdings may be deemed to be indirect beneficial owners of the shares beneficially owned by Castlerigg Master Investments but each disclaims beneficial ownership of such shares with respect to which indirect beneficial ownership is described.
The 7,578,280 shares of Common Stock beneficially owned by the Reporting Persons consist of: (i) 4,800,000 shares of Common Stock, and (ii) 2,778,280 shares of Common Stock into which the Amended and Restated Convertible Note, dated December 23, 2010, held by Castlerigg Master Investments (the “Convertible Note”) is presently convertible.
In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Note is convertible is limited pursuant to the terms of the Convertible Note to that number of shares of Common Stock which would result in Castlerigg Master Investments (and its affiliates) having aggregate beneficial ownership of 9.90% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the Convertible Note if such conversion would cause the aggregate beneficial ownership of Castlerigg Master Investments (and its affiliates) to exceed the Ownership Limitation.
Due to the Ownership Limitation, the Reporting Persons disclaim beneficial ownership of the remaining 1,295,794 shares of Common Stock into which the Convertible Note would otherwise be convertible.

(b)	Percent of Class:
The Reporting Persons beneficially own 7,578,280 shares of Common Stock representing 9.9% of all the outstanding shares of Common Stock.
The calculation of the Reporting Persons’ beneficial ownership is based on 73,770,005 shares of Common Stock issued and outstanding as of December 31, 2010, which is the number provided by the Issuer to Castlerigg Master Investments for purposes of preparing this filing.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
Not applicable.
(ii)	Shared power to vote or to direct the vote of shares of Common Stock:
Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, GS Holdings, SAMC and Sandell have the shared power to vote or direct the vote of 7,578,280 shares of Common Stock beneficially held by Castlerigg Master Investments.
(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:
Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, GS Holdings, SAMC and Sandell have the shared power to dispose or to direct the disposition of the 7,578,280 shares of Common Stock beneficially held by Castlerigg Master Investments.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Exhibit A attached hereto.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibit Index
99.1     Joinder to Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 11, 2011	CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.

As Investment Manager
By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.
By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.

As Investment Manager
By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer

CASTERLIGG GS HOLDINGS, LTD.
By: Sandell Asset Management Corp.

as Investment Manager
By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By: Sandell Asset Management Corp.

As Investment Manager
By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT A
IDENTIFICATION OF MEMBERS OF THE GROUP
Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Castlerigg International Limited
Castlerigg International Holdings Limited
Castlerigg GS Holdings, Ltd.
Castlerigg Offshore Holdings, Ltd.
Thomas E. Sandell